SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-             .]

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translation of documents with respect to the requirement under the amended regulation of the Korea Exchange listing rules

On 2 April 2013, pursuant to the requirement under the amended regulation of the Korea Exchange listing rules, POSCO provides the details of its major subsidiaries as follows.

Company name	POSCO Engineering & Construction Co., Ltd.	Daewoo International	POSCO Energy Co., Ltd.
Representative Director	Chung, Dong Hwa	Lee, Dong-Hee	Oh, Chang Kwan
Assets (In millions of Korean Won)	9,200,763	7,465,638	3,384,912
Liabilities	6,371,979	5,276,531	2,144,824
Ownership(%)	89.53	60.31	89.02
*Assets Ratio(%)	11.61	9.42	4.27

*	Ratio of each subsidiary’s assets to the group consolidated assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: April 8, 2013	By	/s/ Shim, Tong-Wook
(Signature)*
* Print the name and title under the signature of the signing officer.		Name:	Shim, Tong-Wook
		Title:	Senior Vice President